July 2, 2020

VIA EDGAR

United States Securities and Exchange

Commission Division of Corporation

Finance 100 F Street, N.E.

Washington, D.C. 20549

Re: Susan Helfrick

Registration Statement on Form F-4

Filed June 30, 2020

File No. 333-239585

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) under the Securities Act of 1933, as amended (the “Securities Act”), Susan Helfrick (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form F-4 filed with the Commission on June 30, 2020, File No. 333-239585, together with all exhibits thereto (collectively, the “Registration Statement”).

The Registration Statement has not been declared effective by the Commission. No securities were sold or will be sold under the Registration Statement. The Registrant submits this request for withdrawal as the Registration Statement was inadvertently submitted to the Commission and the Registrant does not intend to pursue the contemplated public offering. Furthermore, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

It is the Registrant’s understanding that this application for withdrawal of the Registration Statement will be deemed granted at the time filed with the Commission unless, within fifteen calendar days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Sincerely,

Susan Helfrick

By:	/s/ Susan Helfrick